PRESS RELEASE
                          EXHIBIT 99(c)


FOR IMMEDIATE RELEASE
FRIDAY
NOVEMBER 1, 1996


CONTACT PERSON:          STACY DUCKETT, VICE PRESIDENT
                         CORPORATE COMMUNICATIONS
                         TCBY ENTERPRISES, INC.
                         (501) 688-8229




   "TCBY"  TREATS(Service Mark)/WALL  STREET  DELI  LOCATION
OPENS IN HOOVER


BIRMINGHAM, AL - Friday (November 1, 1996) - TCBY ENTERPRISES, INC. (NYSE:TBY) and Wall Street Deli, Inc. today celebrated the grand opening of the first suburban, co-branded "TCBY" Treats(Service Mark)/Wall Street Deli location at The Delchamps Shopping Center, 3305 Lorna Road in Hoover. The location is owned and operated by TCBY franchisee, Charlie Wiles.

The new location offers the full menu of "TCBY" Treats(Service Mark) frozen yogurt, ice cream, pies and cakes, and the complete Wall Street Deli menu of bagels, gourmet coffees, soup, salads and sandwiches. Hours of operation are 7 a.m.- 9 p.m. Monday through Friday, 8 a.m.- 9 p.m. Saturday, and 11 a.m.- 9 p.m. Sunday.

"This is the first suburban restaurant for a co-branded TCBY Treats/Wall Street Deli," said Wiles. "TCBY actually began a partnership with Wall Street Deli in May in Dallas, offering selected TCBY products in Wall Street Deli locations. We wanted to take the partnership a step further with this new store format."

According to Jeff Kaufman, Executive Vice President and Chief Operating Officer of Wall Street Deli, Inc., the
Hoover location will serve as a test location for the co-branded "TCBY" Treats(Service Mark/Wall Street Deli format. "Based on the success of this Wall Street Deli/TCBY location, we will be looking for ways to expand this concept outside our traditional, downtown office building market," said Kaufman. "TCBY has an excellent product and we anticipate a long, successful partnership with them."

Herren Hickingbotham, President and Chief Operating Officer of TCBY Enterprises, Inc. pointed out how the partnership with Wall Street Deli fits into the Company's overall co-branding program.

"TCBY has had positive experiences co-branding with other food concepts such as Wall Street Deli," said Hickingbotham. "Co- branding allows us to bundle with other food operations that appeal to the same customers that we do. Initial tests have shown that the co-branded TCBY Treats/Wall Street Deli locations will be successful."

A ribbon-cutting ceremony and grand opening festivities began at 10:30 a.m. today. The ribbon was comprised of one hundred $1 bills, and was donated to United Cerebral Palsy
(UCP). Grand Opening festivities will continue throughout the weekend with 25 percent of profits on November 2 going to UCP. Door prizes will also be awarded.

Wall Street Deli, Inc., based in Birmingham, is one of the nation's largest food service operators specializing in office locations. Wall Street Deli, Inc. owns and operates 128 delicatessen-style restaurants which are located primarily in office buildings and complexes.

TCBY Enterprises, Inc., through subsidiary companies, manufactures and sells soft serve frozen yogurt, hardpack frozen yogurt, hardpack ice cream, and frozen novelty products, and markets foodservice equipment. The Company is the world's largest manufacturer-franchisor of frozen yogurt. The Company, through subsidiaries, develops locations and products under the "TCBY"(Registered) and Juice Works(Registered) brands.

                              -30-


Wall Street Deli Contact:     Jeff Kaufman
                              Executive VP and COO
                              Wall Street Deli, Inc.
                              205-822-3960